UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

______________

Form 6-K

______________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 22, 2010

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, P.O. Box 1, CH-8070 Zurich, Switzerland

(Address of principal executive office)

______________

Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of registrant’s name into English)

Paradeplatz 8, P.O. Box 1, CH-8070 Zurich, Switzerland

(Address of principal executive office)

______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

CREDIT SUISSE GROUP AG
Paradeplatz 8 P.O. Box CH-8070 Zurich Switzerland	Telephone +41 844 33 88 44 Fax +41 44 333 88 77 media.relations@credit-suisse.com

Media Release
Credit Suisse Group reports 1Q10 net income of CHF 2.1 billion, return on equity of 22.3%, net new assets of CHF 26.0 billion, tier 1 ratio of 16.4%
• Strong results overall with improved operating performance versus 1Q09, industry-leading return on equity; risk levels among lowest in industry; continued to generate strong net new assets

• Results demonstrate continued successful execution of client-focused, capital-efficient strategy; over last five quarters, average operating net income of CHF 1.9 billion, average underlying return on equity of 21% and average net new assets of CHF 14.0 billion for the Group

• Solid Private Banking pre-tax income of CHF 0.9 billion and very strong net new assets of CHF 18.6 billion from international and Swiss businesses

• High-quality results in Investment Banking: pre-tax income of CHF 1.8 billion; strong pre-tax return on economic capital of 37.2%; continued strong momentum in client franchise; sustained market share gains across securities businesses; strong underwriting and advisory pipeline

• Asset Management pre-tax income of CHF 0.2 billion and strong net new assets of CHF 11.2 billion across most asset classes

• Very strong capital base and liquidity position; well positioned to meet new liquidity rules announced by Swiss Financial Market Supervisory Authority (FINMA)

Zurich, April 22, 2010 Credit Suisse Group reported net income attributable to shareholders of CHF 2.1 billion in 1Q10 and core net revenues of CHF 9.0 billion. The return on equity attributable to shareholders was 22.3% and diluted earnings per share were CHF 1.63. The tier 1 ratio was 16.4% as of the end of 1Q10.

Brady W. Dougan, Chief Executive Officer, said: “In the first quarter of 2010 we provided further evidence that our client-focused, capital-efficient strategy and reduced-risk business model can generate stable, high-quality earnings. We are pleased that we were able to improve our operating performance compared to the strong first quarter of 2009 and achieve an industry-leading return on equity and capital position. We also generated strong client flows and maintained our track record of attracting strong net new assets.
Market conditions in the second quarter to date have remained similar to those in the first quarter and we are confident that our business model will enable us to continue to generate high-quality results in good as well as in more challenging market conditions.”

Commenting on Private Banking, he said: “We believe that we will further improve our profitability in Private Banking when markets and the demand for comprehensive solutions recover. We also expect to

Media Release
April 22, 2010 Page 2/6

benefit from a higher interest rate environment. We are positioned to perform well in the changing regulatory environment in cross-border banking as we have been building a multi-shore business with a robust compliance framework for many years. We will continue to invest in strengthening and expanding our international presence.”

Commenting on Investment Banking, he said: “Investment Banking is thriving as a result of the action we took to reposition the business in the changed financial services landscape. We believe that we have a significant opportunity to extend our market share gains across our Investment Banking businesses as we build our distribution platform and expand our client base. We are significantly increasing our distribution capabilities in our securities businesses by growing our flow sales headcount across key businesses, including our rates and foreign exchange, emerging markets and credit products businesses.”

Commenting on Asset Management, he said: “We are focusing on core fee-generating businesses in which we believe we can excel – asset allocation, the Swiss businesses and alternative investments. Asset Management is expected to benefit further from the strategic measures undertaken last year and to be a significant contributor of value to the bank and to our clients in 2010 and beyond.”

Financial Highlights
in CHF million (unless otherwise stated)	1Q10	4Q09	1Q09	Change in %	Change in %
				vs. 4Q09	vs. 1Q09
Net income attributable to shareholders	2,055	793	2,006	159	2
Diluted earnings per share (CHF)	1.63	0.56	1.59	191	3
Return on equity attributable to shareholders (annualized)	22.3%	8.3%	22.6%	-	-
Tier 1 ratio (end of period)	16.4%	16.3%	14.1%	-	-
Assets under management from continuing operations (CHF billion)	1,270.9	1,229.0	1,121.7	3.4	13.3
Core results
Net revenues	8,961	6,533	9,557	37	(6)
Provision for credit losses	(50)	(40)	183	25	-
Total operating expenses	6,077	5,228	6,320	16	(4)
Income from continuing operations before taxes 1)	2,934	1,345	3,054	118	(4)
1) Includes the results of the three segments and the Corporate Center, but does not include noncontrolling interests without significant economic interest.

Segment Results

Private Banking
Private Banking, which comprises the Wealth Management Clients and Corporate & Institutional Clients businesses, reported solid income before taxes of CHF 892 million in 1Q10. Net revenues increased slightly, by CHF 22 million, to CHF 2,900 million. Total operating expenses rose 8% compared to 1Q09, which included captive insurance settlement proceeds of CHF 100 million. Income before taxes declined 10% in 1Q10 compared to 1Q09 as a result of this impact, but would have been flat excluding the captive insurance settlement proceeds. Private Banking recorded CHF 18.6 billion of net new assets in 1Q10, with very strong inflows from Swiss and emerging markets clients in particular.

The Wealth Management Clients business reported income before taxes of CHF 677 million in 1Q10, down 6% compared to 1Q09, as a 4% increase in net revenues to CHF 2,464 million – reflecting higher recurring and transaction-based revenues – was more than offset by an 8% rise in total operating

Media Release
April 22, 2010 Page 3/6

expenses. Excluding the above-mentioned captive insurance settlement proceeds in 1Q09, income before taxes would have increased by CHF 53 million, or 8%. The increase in recurring revenues compared to 1Q09 was driven by higher recurring commissions and fees, offsetting a decline in net interest income, while the increase in transaction-based revenues was mainly due to higher brokerage and product issuing fees. The gross margin on assets under management was 121 basis points, a decrease of 13 basis points compared to 1Q09, as average assets under management increased 14.8% and net revenues increased 4%. Of Private Banking’s total net new assets, the Wealth Management Clients business contributed CHF 12.9 billion, corresponding to an annualized net new asset growth rate of 6.4%.

The Corporate & Institutional Clients business reported income before taxes of CHF 215 million in 1Q10, down 20% compared to 1Q09, as net revenues declined 14% to CHF 436 million and total operating expenses rose 11%. The decrease in net revenues was mainly due to a reduction in net interest income, reflecting the low interest rate environment. The results included fair value losses related to Clock Finance, a synthetic collateralized loan portfolio, of CHF 12 million in 1Q10, compared to fair value gains of CHF 5 million in 1Q09. Net releases of provision for credit losses of CHF 13 million were recorded in 1Q10, compared to net provisions of CHF 31 million in 1Q09. The Corporate & Institutional Clients business recorded particularly strong net new assets of CHF 5.7 billion in 1Q10.

Investment Banking
Investment Banking continued to execute its client-focused, capital-efficient strategy in 1Q10 and maintained market share momentum across most products and regions. Income before taxes was CHF 1,794 million on net revenues of CHF 5,216 million, reflecting well-diversified results across the businesses. Investment Banking’s strong fixed income sales and trading revenues were driven by credit products (both high yield and investment grade), US residential mortgage-backed securities trading and emerging markets, which offset the impact of the weaker market environment in global rates and foreign exchange. Equity sales and trading revenues were resilient despite subdued market activity, and were driven by strong revenues in cash equities, prime services and equity derivatives, reflecting sustained market share gains across major markets. Compared to 1Q09, Investment Banking’s income before taxes and net revenues decreased, by 26% and 19% respectively. Results in 1Q09 had benefited from approximately CHF 1.3 billion of revenues driven by the normalization of market conditions that had been severely dislocated in 4Q08, as well as fair value gains on Credit Suisse debt of CHF 365 million, compared to fair value losses of CHF 59 million in 1Q10. Results in 1Q09 also included CHF 1.7 billion in losses from businesses that Credit Suisse is exiting. Investment Banking’s 1Q10 results were also impacted by the weakening of the average rate of the US dollar against the Swiss franc compared to 1Q09, which adversely affected revenues and favorably impacted expenses. The pre-tax income margin was 34.4%, compared to 37.5% in 1Q09. The pre-tax return on economic capital remained strong at 37.2%, compared to 45.3% in 1Q09. Compared to 4Q09, Investment Banking’s performance improved significantly, as client-driven revenues recovered after a marked slowdown in 4Q09.

Compensation in Investment Banking continues to be accrued on the basis of the economic profitability of each business and of the division as a whole; this resulted in compensation expenses in 1Q10 of CHF 2,324 million, which is equivalent to 44% of revenues (excluding fair value moves on own debt), compared to 48% of revenues (excluding fair value moves on own debt) in 1Q09. Total other operating expenses increased 18% from 1Q09, primarily due to higher IT investment costs associated with the expansion of client flow businesses across equities and fixed income.

Media Release
April 22, 2010 Page 4/6

Risk-weighted assets increased to USD 144 billion compared to 4Q09 as Investment Banking grew its client-focused businesses. Average one-day, 99% Value-at-Risk of CHF 104 million increased 9% compared to 4Q09.

League table highlights
•	Announced M&A: ranked number one in the Americas and number three globally
•	Equity underwriting: among the top five globally and number two in Europe, Middle East and Africa
•	Debt underwriting: one of the top five globally in investment grade and high yield underwriting
•	Emerging markets: number one in underwriting and advisory share of wallet

Asset Management
Asset Management reported income before taxes of CHF 166 million in 1Q10, compared to a loss of CHF 490 million in 1Q09. Net revenues totaled CHF 631 million, an increase of CHF 625 million compared to 1Q09. Net revenues in 1Q10 benefited primarily from investment-related gains of CHF 126 million, mainly in private equity and credit-related investments, compared to losses of CHF 387 million in 1Q09, and from realized and unrealized gains of CHF 107 million on securities purchased from Credit Suisse’s money market funds, compared to losses of CHF 21 million in 1Q09. Total operating expenses decreased 6%, as lower compensation and benefits and general and administrative expenses were partially offset by higher commission expenses. Net new assets of CHF 11.2 billion included inflows of CHF 4.4 billion in multi-asset class solutions, CHF 4.3 billion in alternative investments and CHF 1.3 billion in Swiss advisory.

Segment Results
in CHF million		1Q10	4Q09	1Q09	Change in %	Change in %
					vs. 4Q09	vs. 1Q09
Private	Net revenues	2,900	3,000	2,878	(3)	1
Banking	Provision for credit losses	19	26	47	(27)	(60)
	Total operating expenses	1,989	2,117	1,839	(6)	8
	Income before taxes	892	857	992	4	(10)
Investment	Net revenues	5,216	3,038	6,442	72	(19)
Banking	Provision for credit losses	(69)	(66)	136	5	-
	Total operating expenses	3,491	2,074	3,892	68	(10)
	Income before taxes	1,794	1,030	2,414	74	(26)
Asset	Net revenues	631	637	6	(1)	-
Management	Provision for credit losses	0	0	0	-	-
	Total operating expenses	465	478	496	(3)	(6)
	Income/(loss) before taxes	166	159	(490)	4	-

Benefits of the integrated bank
Credit Suisse generated CHF 1.0 billion in collaboration revenues from the integrated bank in 1Q10, which was in line with 1Q09.

Capital and liquidity
Credit Suisse’s capital position remains very strong. The tier 1 ratio was 16.4% at the end of 1Q10, compared to 14.1% at the end of 1Q09 and 16.3% at the end of 4Q09.

Credit Suisse entered the credit and financial market dislocation with a strong liquidity position, which it has maintained and strengthened through open market funding ever since, incurring significant additional costs as a result. This has positioned Credit Suisse well to meet the new rules for quantitative and

Media Release
April 22, 2010 Page 5/6

qualitative liquidity management announced yesterday by FINMA, when they become effective at the end of 2Q10.

Information
Media Relations Credit Suisse AG, telephone +41 844 33 88 44, media.relations@credit-suisse.com
Investor Relations Credit Suisse AG, telephone +41 44 333 71 49, investor.relations@credit-suisse.com

Credit Suisse AG
Credit Suisse AG is one of the world's leading financial services providers and is part of the Credit Suisse group of companies (referred to here as 'Credit Suisse'). As an integrated bank, Credit Suisse offers clients its combined expertise in the areas of private banking, investment banking and asset management. Credit Suisse provides advisory services, comprehensive solutions and innovative products to companies, institutional clients and high-net-worth private clients globally, as well as to retail clients in Switzerland. Credit Suisse is headquartered in Zurich and operates in over 50 countries worldwide. The group employs approximately 48,300 people. The registered shares (CSGN) of Credit Suisse's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Cautionary statement regarding forward-looking information and non-GAAP information
This press release contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
–	our plans, objectives or goals;
–	our future economic performance or prospects;
–	the potential effect on our future performance of certain contingencies; and
–	assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
–	the ability to maintain sufficient liquidity and access capital markets;
–	market and interest rate fluctuations;
–
the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of a continued US or global economic downturn in 2010 and beyond;

–	the direct and indirect impacts of continuing deterioration of subprime and other real estate markets;
–	further adverse rating actions by credit rating agencies in respect of structured credit products or other credit-related exposures or of monoline insurers;
–	the ability of counterparties to meet their obligations to us;
–	the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations;
–	political and social developments, including war, civil unrest or terrorist activity;
–	the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
–	operational factors such as systems failure, human error, or the failure to implement procedures properly;
–	actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations;
–	the effects of changes in laws, regulations or accounting policies or practices;
–	competition in geographic and business areas in which we conduct our operations;
–	the ability to retain and recruit qualified personnel;
–	the ability to maintain our reputation and promote our brand;
–	the ability to increase market share and control expenses;
–	technological changes;
–	the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
–	acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
–	the adverse resolution of litigation and other contingencies;
–	the ability to achieve our cost efficiency goals and other cost targets; and
–	our success at managing the risks involved in the foregoing.
We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the information set forth in our Annual Report 2009 under IX – Additional information – Risk Factors.
This press release contains non-GAAP financial information. Information needed to reconcile such non-GAAP financial information to the most directly comparable measures under GAAP can be found in the Credit Suisse Financial Release 1Q10.

Media Release
April 22, 2010 Page 6/6

Presentation of Credit Suisse Group’s 1Q10 results via audio webcast and telephone conference

Date                              Thursday, April 22, 2010

Time                             10:00 Zurich / 09:00 London / 04:00 New York

Speakers                      Brady W. Dougan, Chief Executive Officer
                                     Renato Fassbind, Chief Financial Officer
                                     The presentations will be held in English.

Audio webcast            www.credit-suisse.com/results

Telephone                   Switzerland:   +41 44 580 40 01
Europe:         +44 1452 565 510
US:                +1 866 389 9771
Reference: Credit Suisse Group quarterly results

Q&A session	You will have the opportunity to ask questions during the telephone conference following the presentations.

Playback                      Playback available approximately 2 hours after the event at www.creditsuisse.com/results or on the telephone numbers below:
Switzerland:    +41 44 580 34 56
Europe:          +44 1452 550 000
US:                 +1 866 247 4222
Conference ID: 67567357#

First Quarter Results 2010
Zurich
April 22, 2010

Cautionary statement regarding forward-looking and non-GAAP information
This presentation contains forward-looking statements within the meaning of the Private Securities
Litigation Reform Act of 1995. Forward-looking statements involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements.
A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in "Risk Factors" in our Annual Report on Form 20-F for the fiscal year ended
December 31, 2009 filed with the US Securities and Exchange Commission, and in other public filings and press releases. We do not intend to update these forward-looking statements except as may be required by applicable laws.
This presentation contains non-GAAP financial information. Information needed to reconcile such non
-GAAP financial information to the most directly comparable measures under GAAP can be found in
Credit Suisse Group's first quarter report 2010.
First Quarter Results 2010
Slide 1
Cautionary statement

First quarter 2010 results detail
Renato Fassbind, Chief Financial Officer
Introduction
Brady W. Dougan, Chief Executive Officer
Summary
Brady W. Dougan, Chief Executive Officer
First Quarter Results 2010
Slide 2

 Solid results with net income of CHF 2.1 bn and overall improved operating performance versus
 1Q09 and 4Q09
 Very strong asset inflows of CHF 19 bn and solid pre-tax income in Private Banking evidence clients' trust in our industry-leading, multi-shore business model
 Continued improvements in operating results in Asset Management and strong net new asset inflows of CHF 11 bn
 Consistent, high-quality results in Investment Banking with pre-tax margin of 34% and return on economic capital of 37%; continued strong momentum in client franchise
 Industry-leading capital position with Basel II tier 1 ratio of 16.4% and conservative liquidity position; well-positioned to succeed in changing regulatory environment
 Industry-leading return on equity of 22% and lowest risk-weighted assets amongst peers
First Quarter Results 2010
Slide 3
Delivering on our strategy

First quarter 2010 results detail
Renato Fassbind, Chief Financial Officer
Introduction
Brady W. Dougan, Chief Executive Officer
Summary
Brady W. Dougan, Chief Executive Officer
First Quarter Results 2010
Slide 4

 8.9 6.8 9.0 9.8 8.9
 2.8 2.1 3.0 3.1 2.4
 2.0  1.4 2.3 2.5 1.5
Core results in CHF bn  1Q10 4Q09 3Q09 2Q09 1Q09
Net revenues
Pre-tax income
Net income attributable to shareholders
Diluted earnings per share in CHF
Cost / income ratio 1)
Return on equity
Net new assets in CHF bn
A reconciliation from reported results to underlying results can be found in the appendix to this presentation 1) Excluding impact from movements in spreads on own debt
 Net revenues
 Pre-tax income
 Net income
Underlying results
First Quarter Results 2010
Slide 5
  9.0 6.5 8.9 8.6 9.6
  2.9 1.3 2.6 1.6 3.1
  2.1 0.8 2.4 1.6 2.0
 1.63 0.56 1.81 1.18 1.59
 68% 77% 69% 69% 71%
  22% 8% 25% 18% 23%
 26.0 12.5 16.7 6.2 8.8
22% 15% 24% 27% 17%
Return on equity
Industry leading return on equity with lower risks

2,049
857
1,273
159
892
1,853
166
992
(490)
Asset Management
Investment Banking
Private Banking
2)
1)
1Q09
4Q09
1Q10
1) Excluding proceeds from captive insurance settlements of CHF 100 m
2) Excluding impact from movements in spreads on own debt of CHF 365 m, CHF (243) m and CHF (59) m in 1Q09, 4Q09 and 1Q10, respectively
Pre-tax income margin in %
 31 29 31 34 39 35 - 25 26
892
1)
Pre-tax income
CHF m
First Quarter Results 2010
Slide 6
Divisional performance overview

First Quarter Results 2010
Slide 7
Private Banking with solid results and very strong
asset inflows
▪ Solid results evidence our clients' trust in Credit Suisse's industry-leading, multi-shore business model
▪ Very strong net new assets inflow of CHF 19 bn, also evidencing continued
 gains in market share
▪ Investor sentiment improved slightly, but clients remained cautious with regards to more sophisticated investment products and overall client activity was subdued for most of 1Q10
▪ Swiss franchise continues to perform well and we continue to grow our international platforms

677
692
724
Pre-tax income
CHF m
1Q09
4Q09
1Q10
Pre-tax income margin in %
 26.3 26.9 27.5
1) Excluding proceeds from captive insurance settlements of CHF 100 m in 1Q09
▪ Strong net new assets of CHF 12.9 bn
 (6.4% annualized growth)
▪ Expansion of pre-tax income margin from 4Q09 with slight
 decrease in revenues (down 4%) offset by lower expenses
 (down 6%)
▪ Provisions for credit losses unusually high at CHF 32 m,
 mainly related to an isolated case; credit quality in client portfolio remains very high
▪ Number of relationship managers up 30 to 4,110 with
 gross new hires of 100, partly offset by continued talent
 upgrades
Provisions for credit losses
 16 9 32
1)
624
1)
+8%
1)
First Quarter Results 2010
Slide 8
Wealth Management Clients with solid financial results

Average AuM (CHF bn) 709 814
1Q10
2,369
2,464
134
121
Recurring
Commissions
& fees
Recurring
net interest
income
Transaction-
based
revenues
Gross margin
Basis points
Net revenues
CHF m
+4%
+15%
AuM = Assets under Management
1Q10
31
29
47
45
544
587
882
956
943
921
1Q09
1Q09
(2)%
+8%
+8%
First Quarter Results 2010
Slide 9
Increased management and other asset-
based fees reflecting higher AuM, but
continued cautious investor behavior
Slight reduction in net interest income due to
the low interest environment
Higher brokerage income and
product issuing fees
Wealth Management Clients with increase in commissions &
fees

40
46
49
45
55
55
48
47
36
30
34
29
Avg. AuM (CHF bn) 888 817 755 814
Quarterly average
2007
2008
2009
1Q10
2,910
2,674
2,468
2,464
Net revenues
CHF m
Recurring
commissions
& fees
Recurring net
interest income
Transaction-
based revenues
(15)%
(0)%
(15)%
Revenue drivers going forward
1,214
1,120
901
956
898
939
927
921
798
616
640
587
+8%
▪ Increase in overall interest rate
 environment
▪ Client activity (brokerage, product
 issuing fees)
▪ Integrated solutions revenues
▪ Level and mix of managed
 investment products
▪ Performance fees
AuM = Assets under Management
Quarterly average
2007
2008
2009
1Q10
131
131
131
121
Gross margin
Basis points
▪ Overall: Higher AuM
First Quarter Results 2010
Slide 10
Wealth Management Clients with stable revenues but
reduction in net interest income-related gross margin

9.6
5.4
9.1
4.5
11.2
2.4
4.0
2.0
Net new assets
CHF bn
Annualized net new assets growth in %
 5.5 5.1 5.9 2.7 6.4
1) Excluding impact from tax amnesty in Italy ("Scudo")
▪ Strong inflows evidence our outperformance
 in a challenging environment
▪ Continued strong inflows in Switzerland and
 emerging markets
▪ Solid contribution from EMEA, with outflows from
 Western European cross-border business
▪ Total net asset inflows of CHF 145 bn since
 January 2007, an average of CHF 11 bn per
 quarter and every quarter with positive inflows
▪ Confident that our industry-leading multi-shore
 business model and a continued compliant
 service offering will enable us to achieve our mid-
 term growth targets
1Q09
2Q09
3Q09
4Q09
1Q10
11.0
1)
12.9
EMEA
Asia
Pacific
Americas
Switzerland
First Quarter Results 2010
Slide 11
Strong net new asset inflows in Wealth Management Clients
reflecting the trust of clients in our business model

268
165
215
Pre-tax income
CHF m
Pre-tax income margin in %
 52.7 38.6 49.3
▪ Continued strong pre-tax margin
▪ Increase in pre-tax income vs. 4Q09 with stable revenues,
 lower operating expenses and a net release from credit
 provisions
▪ Reduction in pre-tax income vs. 1Q09 with revenues
 adversely affected by the low interest rate environment
▪ Strong net new assets of CHF 5.7 bn
▪ Stable loan volumes - continued commitment to support
 Swiss corporate clients
FV = Fair value
1Q09
4Q09
1Q10
FV change on loan hedges
 5 (30) (12)
Provision for credit losses
 31 17 (13)
First Quarter Results 2010
Slide 12
Corporate & Institutional Clients with strong pre-tax income margin

First Quarter Results 2010
Slide 13
Client-focused, capital-efficient strategy delivering sustained and consistent returns for Investment Banking
▪ Client-driven revenues returned to levels closer to the first three quarters of '09
▪ High quality of earnings and continued market share momentum leading to pre-tax return on capital of 37%, ahead of full-year 2009 return of 34%
▪ Substantial and sustained market share gains in equities over the past two years; full benefit of gains not yet realized given relatively subdued market activity
▪ Strong underwriting and advisory pipeline with good momentum
▪ Continued investment in high-return fixed income flow businesses, with majority of planned sales hires completed and significant progress on emerging markets initiatives

Net revenues
Pre-tax income
Pre-tax income margin
Pre-tax return on economic capital
Risk weighted assets (USD bn)
Average 1-day VaR (USD m)
Investment Banking (CHF bn) 1Q10 4Q09 3Q09 2Q09 1Q09
Note: Excluding impact of movements in spreads on own debt of CHF (59) m, CHF (243) m, CHF (251) m, CHF (269) m, CHF 365 m in 1Q10, 4Q09, 3Q09, 2Q09 and 1Q09, respectively
First Quarter Results 2010
Slide 14
 5.3 3.3 5.3 6.3 6.1
 1.9 1.3 2.0 1.9 2.0
 35% 39% 38% 31% 34%
  38%  27% 40% 37% 38%
 144 140 137 139 154
  99 93 84 133 180
Investment Banking with continued strong revenue, pre-tax
income and return on capital

Debt underwriting
Fixed income sales and trading
3.9
1.4
1Q10
1Q09
4Q09
3.2
3.7
1.0
2.7
0.4
0.5
3Q09
2Q09
3.6
3.4
0.2
3.0
2.7
0.3
0.2
▪ Client-driven revenues returned to levels closer to the
 first three quarters of 2009
▪ Revenues demonstrate the diversity of our fixed
 income franchise with strong results across the
 majority of our businesses
▪ Strong results driven by credit (both high-yield and
 investment grade), RMBS and emerging markets,
 offsetting the slow-down in global rates and foreign
 exchange from high 2009 levels
▪ Significant progress in expanding high-return flow
 businesses, particularly in global rates, foreign
 exchange, emerging markets and credit, with the
 majority of planned flow sales hires completed
1) Excludes impact of movements in spreads on own debt
2) Includes market rebound revenues of CHF 1.1 bn (USD 0.9 bn) and losses of CHF 1.6 bn (USD 1.4 bn) from exit businesses in USD bn
 3.3 2) 3.3 2.9 1.4 3.0
2)
Fixed income sales & trading and underwriting revenues 1)
CHF bn
First Quarter Results 2010
Slide 15
Strong fixed income results, driven by credit, RMBS and
emerging markets

1.6
1.9
2.3
1.1
1.7
0.1
0.5
0.2
2.5
2.2
0.3
2.2
1.9
0.3
2.4
▪ Continued strength in cash equities, prime
 services and equity derivatives revenues reflect
 sustained market share gains across major
 markets
▪ Significant improvement in market share over
 the past two years; full benefit yet to be realized
 given relatively subdued market activity, partly
 reflecting continued weak hedge fund activity
 and lower leverage levels
▪ Continue to expand client businesses via
 investment in technology and selective
 recruitment
 1) Excludes impact of movements in spreads on own debt
2) Includes market rebound revenues of CHF 0.2 bn (USD 0.2 bn) and gains of CHF 0.4 bn (USD 0.3 bn) from trading strategies we have exited in USD bn
 2.0 2) 2.3 2.1 1.6 1.8
Equity underwriting
Equity sales and trading
Equity sales & trading and underwriting revenues 1)
CHF bn
1Q10
1Q09
4Q09
3Q09
2Q09
2)
First Quarter Results 2010
Slide 16
Resilient equity results reflect sustained market share gains

▪ Continued momentum in market share, especially in
 M&A; as is usual, advisory revenue recognition lags
 announced deal flow
▪ Resilient debt underwriting revenues reflecting stronger
 market conditions and improved market share
▪ Execution of significant equity pipeline interrupted mid-
 quarter by macro-economic concerns
0.1
0.2
0.2
0.4
1Q09
4Q09
1Q10
1.2
0.3
0.4
0.5
0.2
0.9
0.2
0.5
Debt underwriting
Advisory
Equity underwriting
2Q09
3Q09
0.3
0.2
0.2
0.7
0.3
0.4
0.1
0.8
in USD bn
 0.4 0.6 0.7 1.2 0.8
1) Underwriting revenues are also included in the Securities view revenues on slides 15 and 16
Note: Emerging markets fee data includes India, China, Indonesia, Brazil, Mexico, Russia, Middle East and Africa; Leveraged finance is not calculated for India, China and Indonesia
M&A
(announced)
▪ #3 globally (up from #5), #1 in the
 Americas
▪ Advisor on 4 of the top 5 transactions by
 dollar volume in 1Q10
Debt capital markets
▪ Top 5 in investment grade and high yield
Equity capital markets
▪ Top 5 globally and #2 in EMEA
Emerging markets
▪ #1 in share of wallet
Market share momentum
Advisory and underwriting 1)
CHF bn
First Quarter Results 2010
Slide 17
Advisory and underwriting revenues reflect increased activity from 1Q09

Securities
1) Based on Credit Suisse estimates
2) Represents leveraged loans secondary trading
3) Leveraged finance is not calculated for India, China and Indonesia
4) Based on 10% of fees when announced and 90% of fees when completed
Underwriting and advisory
Fixed
In-
come
2007
Current
2008
US cash
equities
#2/12%
#4/12%
#5/12%
US electronic
trading
#1/8%
#1/8%
#1/8%
Prime
services 1)
Top 3/
>10%
Top 6/
~6%
Top 3/
>10%
Foreign
exchange
#7 - #8/
NA
#14/2%
#9/3%
RMBS pass-
throughs
#1/19%
#1/18%
#1/18%
Leveraged
loans 2)
#2/19%
#4/13%
#2/16%
2009
Global
announced
#5/16%
#6/20%
#7/17%
Equi-
ties
US rates
#6/9%
#10/5%
#8/6%
Investment
grade global
#10/4%
#13/3%
#12/4%
High yield
global
#4/9%
#2/11%
#3/11%
ECM global
#7/6%
#7/6%
#7/5%
M&A
DCM
ECM
Trend
2007
1Q10
2008
2009
Trend
(Rank/market share)
(Rank/market share)
#2/12%
#1/10%
Top 3/
>10%
NA
#1/15%
#2/19%
#5 - #6/
9% - 10%
#3/24%
#4/6%
#5/8%
#5/5%
Emer-
ging
mar-
kets
Total fees
#1/12%
#2/8%
#1/8%
#1/10%
ECM fees
#1/23%
#1/15%
#1/13%
#1/19%
Lev finance
fees 3)
#8/4%
#4/6%
#17/2%
#2/10%
M&A fees
4)
#2/13%
#8/5%
#2/10%
#1/20%
Source: Thomson Financial, Tradeweb, Euromoney magazine and Greenwich Associates
Note: Emerging markets fee data includes India, China, Indonesia, Brazil, Mexico, Russia, Middle East and Africa
1)
1)
1)
1)
1)
First Quarter Results 2010
Slide 18
Strong market share growth but upside potential remains

Market environment characterized by strong credit and mortgage markets; equity environment remained subdued
Relative revenue contribution from major business lines
Relative revenue
contribution in 1Q10
Market environment
Credit
Suisse
market
share
Strong
Worse than historic levels
Better than historic levels
Upside
potential
Note: Excludes 1Q09 rebound revenues and exit businesses
Relative revenue
contribution in 2009
(quarterly average)
Cash
equities
Prime
services
RMBS
trading
M&A
M&A
Rates
First Quarter Results 2010
Slide 19
Cash equities
Prime
services
RMBS
trading
Emerging
markets
Equity capital
markets
FX
Leveraged
finance
Investment
grade
Rates
Investment
grade
Emerging
markets
Commodities
Leveraged
finance
Equity capital
markets
FX
Equity
deriv.
Equity
deriv.

Positive medium-term outlook for market share and/or
market environment in many key businesses
Relative revenue contribution from major business lines
Relative revenue
contribution in 1Q10
Market environment
Credit
Suisse
market
share
Strong
Worse than historic levels
Better than historic levels
Upside
potential
Cash
equities
Prime
services
Business outlook
Note: Excludes exit businesses
M&A
First Quarter Results 2010
Slide 20
Investment
grade
Equity
deriv.
Emerging
markets
Commodities
Leveraged
finance
Equity capital
markets
FX
Rates
RMBS
trading

989
1Q09
4Q09
293
696
2Q09
1,106
301
Commission expenses
G&A expenses
2)
1,173
884
289
Investment Banking compensation expenses (CHF m)
Investment Banking non-compensation expenses (CHF m)
2,907
3Q09
4Q09
1) Before impact from movements in spreads on own debt
2) Excludes litigation charges of CHF 31m in 4Q09, CHF 47m in 3Q09 and CHF 383 m in 2Q09
2Q09
▪ Increase from 1Q09 primarily due to higher IT
 investment to support client flow business expansion,
 partly offset by FX translation
▪ Some increase in travel, advertising, recruitment and
 legal and professional fees due to expansion of client
 business
805
2,746
870
2,129
3Q09
1Q09
985
272
713
2,324
1Q10
1,167
1Q10
▪ Compensation accrual based on economic profit model,
 which reflects risk-adjusted profitability
▪ Compensation/revenue ratio1) of 44% in 1Q10
 compared to 48% in 1Q09
▪ Ratio is a result, not a driver, of compensation accrual
862
305
First Quarter Results 2010
Slide 21
Compensation and non-compensation expenses

Investment Banking RWAs (period end in USD bn)
1Q09
2Q09
3Q09
4Q09
1Q10
139
Exit
businesses
137
26
113
18
119
140
17
123
154
144
▪ Risk-weighted assets (RWA) in ongoing businesses
 grew to USD 127 bn
▪ Continued focus on disciplined alignment of capital
 to revenue opportunities drove a strong 1Q10 pre-
 tax return on economic capital of 37%
127
17
84
Investment Banking average 1-Day VaR (USD m)1)
1Q09
2Q09
3Q09
4Q09
▪ Updated VaR model maintains 3-year dataset and
 scales to reflect market volatility; more closely relates
 VaR measurement to size of trading risks in current
 markets
▪ This methodology results in a VaR increase of 6%
 from 4Q09, reflecting increased fixed income client
 activity
1Q10
93
133
99
180
1) Under previous model VaR would have been USD 121m in 1Q09, USD 112m in
 2Q09, USD 89m in 3Q09, USD 111m in 4Q09 and USD 128m in 1Q10
First Quarter Results 2010
Slide 22
Continued reallocation of capital to ongoing businesses

First Quarter Results 2010
Slide 23
Asset Management delivers on strategy
▪ Continue to successfully execute on our strategy to grow our core businesses
 – alternative investments,
 – asset allocation (MACS),
 – Swiss platform
▪ Very strong net new assets generation
▪ Continue to move business towards a more fee-based, 3rd-party capital business model

Pre-tax income
CHF m
1Q09
4Q09
1Q10
Investment-related gains/(losses)
 (387)  (47) 126
Pre-tax income margin in %
 - 25 26
(490)
159
166
▪ Improved revenues based on fee generative
 aspect of business model
▪ Positive trends in investment-related gains
 across investment strategies
▪ Continued discipline on expenses
 (down 6% vs. 1Q09 and down 3% vs. 4Q09)
▪ Consistently improving investment performance
First Quarter Results 2010
Slide 24
Asset Management with improved operating performance

331
360
33
32
38
66
37
26
168
341
361
344
37
(11)
16
Fees trend
CHF m
▪ Improving management fees vs. 1Q09
▪ Recent asset inflows expected to
 positively impact fees going forward
▪ 4Q09 performance fees driven by strong
 hedge fund results
▪ Continued strong fee-based margin
Fee-based margin on average AuM 1)
 34 40 38 56 39
1Q09
2Q09
3Q09
4Q09
1Q10
1) Before total gains/(losses) on securities purchased from our money market funds, investment-related gains/(losses), equity participations and other revenue
Performance fees and carried interest
Asset management fees
Placement, transaction and other fees
353
410
408
594
414
First Quarter Results 2010
Slide 25
Positive fee momentum in Asset Management

(3.5)
4.1
4.3
(4.1)
6.9
3.9
Net new assets
CHF bn
Annualized net new assets growth in %
 (3.4) (4.0) 3.8 3.8 10.8
1Q09
2Q09
3Q09
4Q09
1Q10
Traditional investments
Alternative investments
▪ Continued momentum in ETFs (CHF 1.5 bn)
 and Index strategies (CHF 0.9 bn)
▪ Good inflows into private equity and hedge
 funds
▪ Driven by MACS (CHF 4.4 bn)
11.2
MACS = multi-asset class solutions
First Quarter Results 2010
Slide 26
Strong net new asset inflows in Asset Management

2008
2009
Basel 2 risk-weighted assets (in CHF bn) and capital ratios (in %)
2007
10.0
13.3
257
324
(29)%
16.3
222
1Q10
16.4
229
1) Excluding hybrid capital of CHF 12.4 bn
+4%
▪ Basel II tier 1 ratio of 16.4%
▪ Core tier 1 ratio of 11.3% 1)
▪ Opportunities to invest into organic growth and
 potentially through tactical acquisitions
▪ Consistent dividend accrual policy
First Quarter Results 2010
Slide 27
Maintained industry-leading capital position

Assets
Equity & liabilities
Asset and liabilities by category (end 1Q10 in CHF bn)
1) Primarily brokerage receivables/payables, positive/negative replacement values and cash collateral
2) Includes due from/to banks
3) Primarily includes excess of funding neutral liabilities (brokerage payables) over corresponding assets
4) Primarily includes unencumbered trading assets, investment securities and excess reverse repo agreements, after haircuts
5)  weighted average, assuming that callable securities are redeemed at final maturity, latest in 2030
Reverse 199
repo
Encumbered 124
trading assets
1,074
1,074
Funding- 138
neutral assets 1)
Cash 2) 47
Unencumbered 173
liquid assets 4)
Customer 221
loans
Other 172
illiquid assets
Repo 225
Short positions 98
Funding- 138
neutral liabilities 1)
Short-term debt 2) 55
Other short-term liab 3) 58
Customer  267
deposits
Long-term debt 185
Total equity 48
121%
coverage
Match
funded
▪ Strong balance sheet structure and liquidity
 maintained; well-positioned to succeed in changing
 regulatory environment
▪ Over 40% of balance sheet is match funded
▪ Stable and low cost deposit base as key funding
 advantage
▪ Regulatory leverage ratio maintained at 4.2%
▪ 17% of balance sheet financed by long-term debt
 (vs. 12% at end 2006)
▪ Further lengthened long-term debt profile to
 6.5 years duration (vs. 4.9 at end 2006) 5)
461
613
First Quarter Results 2010
Slide 28
Maintained strong funding structure

Questions & Answers
First Quarter Results 2010
Slide 29

First quarter 2010 results detail
Renato Fassbind, Chief Financial Officer
Introduction
Brady W. Dougan, Chief Executive Officer
Summary
Brady W. Dougan, Chief Executive Officer
First Quarter Results 2010
Slide 30

  Slide
 32
 33
 34 to 35
 36 to 37
First Quarter Results 2010
Slide 31
Appendix

Collaboration revenues
Commercial mortgage exposures detail
Loan portfolio characteristics
Reconciliation from reported to underlying results

1.0
1.5
1.1
1.6
5.2
1.0
▪ Collaboration revenues remained
 resilient, reflecting the strength of the
 integrated bank model
 ▪ 1Q10 consistent with the prior year
▪ Good start into 2010, leveraging the
 strong momentum out of 4Q09
 – referrals generated CHF 1.9 bn assets
 to Private Banking
 – Strong pipeline on tailored solutions for
 Private Banking clients
▪ Total collaboration revenues targeted to
 reach CHF 10 bn in 2012
CHF bn
1Q09
2Q09
3Q09
4Q09
2009
1Q10
First Quarter Results 2010
Slide 32
Collaboration revenues

7
1) This price represents the average mark on loans and bonds combined
36
26
(93)%
19
15
13
9
3Q07
4Q07
1Q08
2Q08
3Q08
4Q08
1Q09
Commercial mortgages (CHF bn)
Exposure by region
▪ Further reductions in exposure achieved
 in 1Q10 due to sales and FX movements
▪ Average price of remaining positions
 is 45% (from 47% in 4Q09)1)
▪ Positions are fair valued;
 no reclassifications to accrual book
Other
8%
Asia
15%
Germany
27%
US
23%
UK
3%
Other
Continental
Europe
32%
Office
31%
Retail
10%
Hotel
28%
Multi-
family
 23%
Exposure by loan type
2Q09
7
3.6
3Q09
3.1
4Q09
2.7
1Q10
First Quarter Results 2010
Slide 33
Commercial mortgage exposure reduction in Investment
Banking

Developed market lending
▪ Corporate loan portfolio 78% is investment grade, and is mostly (90%)
 accounted for on a fair value basis
▪ Fair value is a forward looking view which balances accounting risks, matching treatment of loans and hedges
▪ Loans are carried at an average mark of approx. 99% with average mark of 96% in non-investment grade portfolio
▪ Continuing good performance of individual credits: limited specific provisions during the quarter
Unfunded
commitments
Loans
Hedges
CHF bn
Emerging market lending
▪ Well-diversified by name and evenly spread between EMEA, Americas and
 Asia and approx. 40% accounted for on a fair value basis
▪ Emerging market loans are carried at an average mark of approx. 95%
▪ No significant provisions during the quarter
Note: Average mark data is net of fair value discounts and credit provisions
45
10
(15)
Loans
Hedges
CHF bn
16
(10)
First Quarter Results 2010
Slide 34
Investment Banking loan book

Portfolio ratings by transaction rating
 Wealth Management Clients: CHF 128 bn
 ▪ Securities-backed lending (CHF 32 bn) with conservative haircuts
 ▪ Mortgages (CHF 89 bn) underwriting based on conservative client income, affordability calculations and loan-to-value requirements
 ▪ Prices for real-estate flat, falling in structurally weaker regions, not yet in attractive regions (e.g., Zurich, Lac Léman); outlook: slight decline with risk of sharp price falls only conceivable in the Geneva region and certain tourist regions
 Corporate & Institutional Clients: CHF 51 bn
 ▪ Sound credit quality with relatively low concentrations
 ▪ Over 70% collateralized by mortgages and securities
 ▪ Counterparties are Swiss corporates incl. real-estate industry
 ▪ Commercial real-estate: Prices flat for office space, declining for retail space; stable outlook for office space in central market regions and prime retail space, negative for office in peripheral markets and other retail
 ▪ Corporate client segment less affected by the economic downturn than expected due to the swift recovery
Total loan book of CHF 179 bn; 85% collateralized and primarily on accrual accounting basis
6% BB+ to BB
2 % BB- and below
Portfolio ratings
composition, by CRM
transaction rating
Total: CHF 179 bn
63%
29%
BBB
AAA to A
First Quarter Results 2010
Slide 35
Private Banking loan book

Note: numbers may not add to total due to rounding
1Q10
reported
1Q10
under-
lying
Impact from
the movement
of spreads on
own debt
CHF bn
Net revenues
Prov. for credit losses
Total oper. expenses
Pre-tax income
Income taxes
Net income
Return on equity
First Quarter Results 2010
Slide 36
 9.0 (0.11)  8.9
 0.1 - 0.1
 (6.1) - (6.1)
 2.9 (0.11) 2.8
 (0.8) 0.05  (0.8)
 2.1 (0.06) 2.0
 22.3%  21.7%
Reconciliation from reported to underlying results 1Q10

2009
reported
CHF bn
Impact from tight-
ening of spreads
on own debt
Legal
provisions
2009
underlying
Discrete tax
benefits
Gain on sale
of business
Note: numbers may not add to total due to rounding
Net revenues
Prov. for credit losses
Total oper. expenses
Pre-tax income
Income taxes
Income from discon-
 tinued operations
Income attributable to
 noncontrolling interests
Net income
Return on equity
First Quarter Results 2010
Slide 37
 33.6 0.7 0.1 - - 34.4
 (0.5) - - - - (0.5)
 (24.6) - 1.0 - - (23.6)
 8.6 0.7 1.1 - - 10.6
 (1.8) 0.2 (0.4) - (0.6)  (2.6)

  0.2 - - (0.2) - 0.0

  0.2 - - - - 0.2
 6.7 0.9 0.7 (0.2) (0.6) 7.7
 18.3%     20.8%
Reconciliation from reported to underlying results 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrant)

	By:	/s/ Romeo Cerutti
(Signature)*
General Counsel
Credit Suisse Group AG and Credit Suisse AG
Date: April 22, 2010
/s/ Charles Naylor
Head of Corporate Communications
*Print the name and title under the signature of the signing officer.		Credit Suisse Group AG and Credit Suisse AG